UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: September 9, 2014		Signed: /s/ Paul A. Guthrie
	By:	Name: Paul A. Guthrie
Title: Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: September 9, 2014		Signed: /s/ Paul A. Guthrie
	By:	Name: Paul A. Guthrie
Title: Corporate Secretary

Release Immediate: September 9, 2014

TCRC – Rail Traffic Controllers ratify a record six-year labour agreement with CP

Calgary (AB) – Canadian Pacific (TSX:CP)(NYSE:CP) and the Teamsters Canada Rail Conference Rail Canada Traffic Controllers (TCRC-RCTC) announced today that a labour agreement covering approximately 135 rail traffic controllers in Canada has been ratified.

The agreement was ratified with a record 94 per cent of votes cast in favour.

The agreement spans six years, also a record, and was negotiated before the expiry of the previous agreement. The new contract runs from January 1, 2015 to December 31, 2020.

The general wage increase is 3 per cent per year. There are other specific adjustments.

In keeping with the leadership shown by the union and members in this agreement, CP agreed to make the increases effective July 18, the signing date. CP also restored the company contribution to this union’s Employee Share Purchase Plan benefit, effective the same date.

“The signing of this agreement is a landmark in many ways and I think we all take some deep satisfaction from that,” said Peter Edwards, Vice President of Human Resources and Labour Relations for Canadian Pacific. “It is really a great example of what people working together can do to create positive results that few would have imagined possible before.”

This is the fifth long term collective agreement in place between CP and its Canadian unions. CP’s International Brotherhood of Electrical Workers (IBEW), Teamsters Maintenance of Way (TCRC-MOW), Police (CPPA) and United Steel Workers (USW) employees have all ratified long-term deals with acceptance rates as high as 97.5 per cent.

CP currently has two other Canadian labour agreements open to negotiation; Unifor, which represents its mechanical employees, and Teamsters (TCRC) representing its train and engine employees. CP has spoken with both unions and indicated a willingness to bargain and implement new agreements before the expiry of the existing agreements.

About CP

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of CP.

Contacts

Media

Breanne Feigel

Tel.: 403-589-6949

24/7 Media Pager: 855-242-3674

email: breanne_feigel@cpr.ca

Investment Community

Nadeem Velani

Tel.: 403-319-3591

email: investor@cpr.ca